UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity 333-231191

Central Index Key Number of issuing entity: 0001396730

First National Master Note Trust

(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor 333-231191-01

Central Index Key Number of depositor:  0001171040

First National Funding LLC

(Exact name of depositor as specified in its charter)

1620 Dodge Street, Stop Code 3271, Omaha, NE 68197 (402) 341-0500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series 2013-2, Class A Asset Backed Notes

Series 2015-1, Class A Asset Backed Notes

Series 2017-1, Class A Asset Backed Notes

Series 2017-2, Class A Asset Backed Notes

Series 2018-1, Class A Asset Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)	☐
Rule 12h-3(b)(2)	☐
Rule 15d-6	☐
Rule 15d–22(b)	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 each of First National Master Note Trust and First National Funding LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	December 16, 2021	FIRST NATIONAL FUNDING LLC

		By:	First National Funding Corporation, Managing Member

		By:	/s/ Lori L. Niemeyer
Lori L. Niemeyer, Senior Vice President

Dated:	December 16, 2021	FIRST NATIONAL MASTER NOTE TRUST

		By:	First National Bank of Omaha, as Servicer and Administrator of First National Master Note Trust

		By:	/s/ Anthony R. Cerasoli
Anthony R. Cerasoli, Vice President and Treasurer

Instruction: This form is required by Rules 12g–4, 12h–3, 15d–6 and 15d–22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.